PETROCORP INC.

1065 Dobbs Ferry Road

White Plains, NY 10607

March 8, 2010

Securities and Exchange Commission

Washington D. C. 20549

Re:       Petrocorp Inc

10-K for the Fiscal Year Ended December 31, 2008

            Filed April 9, 2009

            10-Q for the Quarter ended September 30, 2009

            Filed November 16, 2009

File No. 333-141993

Ladies and Gentlemen:

                In connection with the Amendment to our Form 10-K for the year ended December 31, 2008 and or Form 10-Q for the quarter ended September 30, 2009, we acknowledge receipt of your letter dated December 22, 2009.  We further acknowledge that:

                We are responsible for the adequacy and accuracy of the disclosure in our filings;

                Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

                We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

                We are preparing our responses to your letter and commit to filing the same no later than Friday, March 19, 2010.

Very truly yours,

Petrocorp Inc.

By: /s/    Frank J. Hariton

              Frank J. Hariton, Secretary